

June 8, 2016

Via E-mail
Brent Fassett, Esq.
Cooley LLP
380 Interlocken Crescent, Suite 900
Broomfield, CO 80021

Re: **Alexza Pharmaceuticals, Inc.**
Schedule 14D-9/A
Filed on June 3, 2016
File No. 005-82505

Dear Mr. Fasset:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask to be provided with more information so that we may better understand the disclosure.

Please respond to these comments by providing any requested information or advising us when a response will be received. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any response and any amendment filed in response to these comments, we may have additional comments.

Schedule 14D-9

General

1. We note that you have applied for confidential treatment of information contained in an exhibit. Please be advised that comments related to your request for confidential treatment will be provided under separate cover.

Reasons for the Alexza Board's Recommendation, page 23

2. We note your response to comment 3 with regards to the third bullet point on page 24 that "the milestones in the CVR Agreement are reasonably achievable" based on Alexza's review of information related to ADASUVE. Please further explain how the board determined that the milestones in the CVR Agreement are reasonably achievable with regards to the other products not related to ADASUVE.

Opinion of Financial Advisor – Summary of Material Analysis, page 31

3. We note your response to comment 4 that Guggenheim Securities, LLC relied solely on your liquidation analysis. Please revise to clarify, as you do in your response, that Guggenheim's analysis was limited to a comparison of the Offer and the potential liquidation of Alexza. Also, revise to further discuss the company's liquidation analysis. Refer to Item 1012(b) of Regulation M-A.

You may contact me at (202) 551-3792 or Daniel F. Duchovny, Special Counsel at (202) 551-3619 if you have any questions regarding our comments.

Sincerely,

/s/ Jennifer López

Jennifer López
Attorney-Advisor
Office of Mergers & Acquisitions